Free Writing Prospectus

Filed on June 13, 2008

Pursuant to Rule 433

Registration No. 333-151608

KeyCorp

85,106,383 Common Shares

FINAL TERM SHEET

Dated June 12, 2008

Issuer:	KeyCorp (“we” or “our”)

Security:	Common Shares, par value $1.00 per share (the “Common Shares”)

Number of Shares Issued in this Offering:	85,106,383 Common Shares[1]

Number of Shares Outstanding After this Offering:	485,176,904 Common Shares[1],[2]

Over-allotment Option:	The underwriters also may purchase an additional 12,765,957 of our Common Shares at the public offering price within 30 days of the date hereof in order to cover over-allotments, if any (the “Over-allotment Option”)

Public Offering Price:	$11.75 per Common Share

Trade Date:	June 12, 2008

Settlement Date:	June 18, 2008

Underwriting Discount:	$0.3525 per share and $30,000,000 in the aggregate (or $34,500,000 in the aggregate if the underwriters exercise the Over-allotment Option in full)

Proceeds to Us:	Approximately $970,000,000 before expenses (or approximately $1,115,500,000 before expenses if the underwriters exercise the Over-allotment Option)

Sole Bookrunning Manager:	Citi

Sole Structuring Advisor:	Citi

Joint Lead Managers:	KeyBanc Capital Markets UBS Investment Bank Morgan Stanley Merrill Lynch & Co.

[1]

Unless otherwise indicated, the number of our Common Shares presented herein excludes shares issuable pursuant to the exercise of the Over-allotment Option, shares issuable upon the conversion of the Series A Preferred Stock (as defined below), and 21.3 million Common Shares issuable upon exercise of stock options outstanding as of March 31, 2008 under our stock compensation plans.

[2]

The number of our Common Shares outstanding immediately after the closing of this offering is based on 400,070,521 of our Common Shares outstanding as of March 31, 2008, including shares issued under employee benefit plans.

CUSIP/ISIN:	493267108 / US4932671088

Concurrent Offering:

Concurrent with this offering of Common Shares, we are offering 6,500,000 shares of our 7.75% Non-Cumulative Perpetual Convertible Preferred Stock, Series A, par value $1.00 per share and liquidation preference $100 per share (the “Series A Preferred Stock”) (or 7,475,000 shares if the underwriters of that offering exercise their over-allotment option with respect to the Series A Preferred Stock in full) in a public offering in exchange for net proceeds of approximately $630,500,000 (or approximately $725,075,000 if the underwriters of that offering exercise their over-allotment option in full).

Each share of the Series A Preferred Stock will be convertible at any time, at the holder’s option, into 7.0922 Common Shares (equivalent to an initial conversion price of $14.10 per share), plus cash in lieu of fractional shares, subject to anti-dilution adjustments as described in the prospectus supplement. The conversion rate will be adjusted upon the occurrence of certain other events. In addition, on or after June 15, 2013, if the closing price of our Common Shares exceeds 130% of the conversion price for 20 trading days during any consecutive 30 trading day period, including the last day of such period, we may, at our option, cause some or all of the then outstanding Series A Preferred Stock to be automatically converted into our Common Shares at the then prevailing conversion rate.

We have been advised by the underwriters that, prior to purchasing the Common Shares and the Series A Preferred Stock offered in the concurrent offering, each offered pursuant to the related prospectus supplements, on June 12, 2008 the sole bookrunner purchased, on behalf of the syndicate, an aggregate of 1,669,800 Common Shares at an average price of $11.9217 per share in stabilizing transactions.

We have filed a registration statement (including prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citi, Attn: Prospectus Department, Brooklyn Army Terminal; 140, 58th Street, 8th Floor, Brooklyn, New York 11220 or by calling toll-free at (877) 858-5407 or by facsimile at (718) 765-6734.